                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             DETECTION SYSTEMS, INC.
                                (Name of Issuer)

                           COMMON STOCK $.05 PAR VALUE
                         (Title of Class of Securities)

                                    250644101
                                 (CUSIP Number)

                                DR. HEIKO CARRIE
                                ROBERT BOSCH GMBH
                              ROBERT BOSCH PLATZ 1
                         70839 GERLINGEN - SCHILLERHOEHE
                                     GERMANY
                         TELEPHONE: 011 49 711 811 6864
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a Copy to:

                            BRIAN E. MCGUNIGLE, ESQ.
                              THOMAS J. DRAGO ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-7703
                            TELEPHONE: (212) 626-4400

                                DECEMBER 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 250644101
--------------------------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ROBERT BOSCH GMBH
--------------------------------------------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a)     [ ]
                                                                                    (b)     [ ]
--------------------------------------------------------------------------------------------------------------------
3.               SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4.               SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 GERMANY
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7.       SOLE VOTING POWER:
OWNED BY EACH REPORTING PERSON             197,900
WITH
--------------------------------------------------------------------------------------------------------------------
                                  8.       SHARED VOTING POWER:
                                           1,725,354
--------------------------------------------------------------------------------------------------------------------
                                  9.       SOLE DISPOSITIVE POWER:
                                           197,900
--------------------------------------------------------------------------------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER:
                                           1,725,354
--------------------------------------------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,923,254
--------------------------------------------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES    [ ]
--------------------------------------------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 24.44%
--------------------------------------------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON: CO
--------------------------------------------------------------------------------------------------------------------






CUSIP No. 250644101
--------------------------------------------------------------------------------------------------------------------
1.               NAME OF REPORTING PERSON
                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BOSCH SECURITY SYSTEMS CORPORATION
--------------------------------------------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a)     [ ]
                                                                                    (b)     [ ]
--------------------------------------------------------------------------------------------------------------------
3.               SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4.               SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------------------------------------------
5.               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]
--------------------------------------------------------------------------------------------------------------------
6.               CITIZENSHIP OR PLACE OF ORGANIZATION
                 NEW YORK
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY     7.       SOLE VOTING POWER:
OWNED BY EACH REPORTING PERSON            --
WITH
--------------------------------------------------------------------------------------------------------------------
                                  8.       SHARED VOTING POWER:
                                           1,725,354
--------------------------------------------------------------------------------------------------------------------
                                  9.       SOLE DISPOSITIVE POWER:
                                           --
--------------------------------------------------------------------------------------------------------------------
                                  10.      SHARED DISPOSITIVE POWER:
                                           1,725,354
--------------------------------------------------------------------------------------------------------------------
11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,725,354
--------------------------------------------------------------------------------------------------------------------
12.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES    [ ]
--------------------------------------------------------------------------------------------------------------------
13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 21.93%
--------------------------------------------------------------------------------------------------------------------
14.              TYPE OF REPORTING PERSON: CO
--------------------------------------------------------------------------------------------------------------------

         This statement on Schedule 13D (this "Schedule 13D") is filed by Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent") and Bosch Security Systems Corporation, a New York corporation and a wholly owned subsidiary of Parent (the "Purchaser", and together with Parent, the "Reporting Persons").

ITEM 1.      SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc. (the "Company"), a New York corporation with principal offices located at 130 Perinton Parkway, Fairport, New York 14450.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Schedule 13D is being filed by Parent and the Purchaser. Parent is a diversified company with global operations in the automotive equipment, consumer products, communications equipment and capital goods sectors. Parent's principal business address and its principal executive office is at Robert Bosch Platz 1, 70839 Gerlingen Schillerhoehe, Germany. The Purchaser has not carried on any activities other than in connection with the Merger Agreement (as defined in Item 4). The Purchaser's principal business address is c/o Coudert Brothers, 1114 Avenue of the Americas, New York, New York, 10036.

         Schedule A sets forth, with respect to each executive officer and director of Parent and the Purchaser (hereinafter, the "Related Persons"), such person's name, business address and present principal occupation or employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

         Neither Parent nor the Purchaser nor, to the knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 1,923,254 shares beneficially owned by Parent, 197,900 shares are beneficially owned directly by Parent. Such 197,000 shares were acquired by Parent in open market transactions on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System for an aggregate consideration of $2,364,022 with cash on hand. As set forth in Item 4 below, the remaining 1,725,354 Shares are subject to the Stock Option Agreement and the Voting and Option Agreement (as such terms are defined in Item 4) and may be acquired by the Purchaser at a price equal to the product of $18.00 and the number of Shares acquired. If the 1,725,354 Shares subject to the Stock Option Agreement and the Voting and Option Agreement were to be acquired by the Purchaser, such Shares would be acquired by the Purchaser with funds provided by Parent, which funds would be obtained from cash on hand.

ITEM 4.    PURPOSE OF TRANSACTION.

         (a) - (j) This Schedule 13D relates, among other things, to the Agreement and Plan of Merger dated as of December 10, 2000, as amended (the "Merger Agreement"), by and between Parent and the Company, to which the Purchaser subsequently became a party. Pursuant to the Merger Agreement, on December 20, 2000, the Purchaser commenced a cash tender offer (the "Offer") to purchase all outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon. Following completion of the Offer, pursuant to the terms of the Merger Agreement, it is expected that the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Parent. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time") each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or any subsidiary of Parent or the Purchaser or by the Company or any subsidiary of the Company, all of which will be canceled, and other than Shares that are held by shareholders, if any, who properly exercise any applicable appraisal rights under the New York Business Corporation Law ("NYBCL")), will be converted into the right to receive $18.00 per Share in cash or any greater per Share price paid in the Offer in cash, without interest. The Merger Agreement has been filed as Exhibit (d)(1) to the Schedule TO, filed by Parent and the Purchaser with the Securities and Exchange Commission on December 20, 2000 (the "Schedule TO") and is incorporated herein by reference. The Offer to Purchase dated December 20, 2000 setting forth the terms of the Offer has been filed as Exhibit (a)(1) to the Schedule TO and is incorporated herein by reference.

         This Schedule 13D also relates to the Stock Option Agreement dated as of December 10, 2000 between Parent and the Company (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent an irrevocable option (the "Company Option") to purchase, subject to certain conditions, from the Company up to 1,138,596 newly issued Shares, at an exercise price of $18.00 per Share in cash. The Company Option is not presently exercisable and will not become exercisable until January 2, 2001. The Company Option has been assigned by Parent to the Purchaser. The Company Option may be exercised by the Purchaser, in whole or in part. The foregoing discussion of the Stock Option Agreement is qualified in its entirety by reference to the complete text of the Stock Option Agreement, a copy of which has been filed as Exhibit
(d)(3) to the Schedule TO and is incorporated by reference herein.

         This Schedule 13D also relates to the Voting and Option Agreement dated as of December 10, 2000 (the "Voting and Option Agreement") by and among Parent, Karl H. Kostuziak and David B. Lederer, the Chairman and Chief Executive Offer and the Executive Vice President, respectively, of the Company (the "Agreement Shareholders"). In the aggregate, the Agreement Shareholders own 586,758 Shares, or approximately 8% of the outstanding Shares on a fully diluted basis. Pursuant to the Voting and Option Agreement, the Agreement Shareholders: (i) agreed to tender and not withdraw 586,758 Shares (and any Shares they may acquire prior to termination of the Voting and Option Agreement) (the "Agreement Shares") to Parent in the Offer; (ii) granted an irrevocable proxy to Parent in connection with certain matters related to the Offer; and (iii) granted Parent an irrevocable option to purchase, under certain circumstances, the Agreement Shares (the "Agreement Option"). The foregoing discussion of the Voting and Option Agreement is qualified in its entirety by reference to the complete text of the Voting and Option Agreement, a copy of which has been filed as Exhibit
(d)(4) to the Schedule TO and is incorporated by reference herein. The Voting and Option Agreement has been assigned by Parent to the Purchaser.

         Except as described herein and in the Exhibits hereto, the Purchaser and Parent have no present plans or proposals that would relate to or result in
(i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) Parent currently owns 197,900 Shares directly. Pursuant to the Stock Option Agreement and Voting and Option Agreement, the Parent and the Purchaser may be deemed to beneficially own the 1,725,354 Shares that are subject to such agreements. Parent and the Purchaser may be deemed to beneficially own 1,923,254 and 1,725,354 Shares, respectively, or 24.44% and 21.93%, respectively, of the Shares outstanding on December 10, 2000 (based upon information provided by the Company in the Merger Agreement).

         (b) Parent has sole voting and dispositive power with respect to 197,900 Shares. Parent and the Purchaser have shared voting and dispositive power with respect to 1,725,354 Shares.

         (c) Other than as reported in Item 4 and as set forth in Schedule B hereto, there were no transactions in the Common Stock that were effected by any Reporting Person or to the knowledge of any Reporting Persons, any Related Person during the past 60 days.

         (d) Except as set forth in this Schedule 13D, Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Parent. Pursuant to the Voting and Option Agreement, the Agreement Shareholders have the right, subject to certain conditions, to receive a share of the proceeds of a sale of the Agreement Shares by Parent or the Purchaser. In the event that: (i) the option provided for under the Voting and Option Agreement (the "Shareholder Option") is exercised, (ii) the Merger is not consummated and (iii) any party other than Parent and its subsidiaries acquires, though merger or otherwise, all or substantially all of the business or assets of the Company pursuant to a transaction or series of transactions providing aggregate consideration to shareholders of the Company greater than $18.00 per Share (the "Alternative Consideration"), then within 5 days following receipt of such consideration by Parent or its affiliates, Parent must pay to each of the Agreement Shareholders the product of (x) the amount by which the Alternative Consideration exceeds $18.00 and (y) the number of Shares sold by such Agreement Shareholder to

Parent pursuant to the Shareholder Option.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company") and Section 12 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Other than the Merger Agreement, the Voting and Option Agreement and the Stock Option Agreement, none of the Reporting Persons or, to the knowledge of any Reporting Person, any Related Person, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit No.           Description

         1 Joint Filing Agreement dated as of December 20, 2000, by and between Parent and the Purchaser.

         2 Agreement and Plan of Merger dated December 10, 2000, by and between Parent, the Purchaser and the Company, incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000.

         3 Amendment to the Agreement and Plan of Merger, dated as of December 14, 2000 among Parent, the Company and the Purchaser, incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000.

         4 Offer to Purchase dated December 20, 2000, incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000.

         5 Stock Option Agreement, dated as of December 10, 2000, by and between Parent and the Company, incorporated herein by reference to Exhibit (d)(3)to the Schedule TO filed by Parent and the Purchaser on December 20, 2000.

         6 Voting and Option Agreement, dated as of December 10, 2000, by and between Parent and the Company stockholders parties thereto, incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by Parent and the Purchaser on December 20, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 20, 2000

                               ROBERT BOSCH GmbH

                               By: /s/ Georg Hanen
                               -----------------------------
                               Name:   Georg Hanen
                               Title:  Senior Vice President

                               By: /s/ Dr. Heiko Carrie
                               -----------------------------
                               Name:   Dr. Heiko Carrie
                               Title:  Senior Legal Counsel


                               BOSCH SECURITY SYSTEMS CORPORATION



                               By: /s/ Gary Saunders
                               -----------------------------
                               Name:   Gary Saunders
                               Title:  President

                                             SCHEDULE A
                                DIRECTORS AND EXECUTIVE OFFICERS OF
                             PARENT AND THE PURCHASER AND TRANSACTIONS
                          IN THE COMPANY'S SECURITIES IN THE PAST 60 DAYS

1.   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, business address, title, present principal occupation and five-year employment history of each member and deputy member of the Board of Management of Robert Bosch GmbH are set forth below. The Board of Management of Robert Bosch GmbH is equivalent to the board of directors and executive officers of a U.S. corporation. The business address of each member of the Board of Management is c/o Robert Bosch GmbH, Robert Bosch Platz 1, 70839 Gerlingen Schillerhoehe, Germany. All of the persons listed below are citizens of the Federal Republic of Germany unless otherwise noted.

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME; AGE                                       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------                                       --------------------------------------------------
Dr. Hermann Scholl; 65............              Chairman of the Board of  Management  of Robert
                                                Bosch GmbH since July 1993.

Tilman Todenhofer; 57.............              Deputy Chairman of the Board of Management of
                                                Robert Bosch GmbH since July 1999; Member of the
                                                Board of Management since January 1993.

Dr. Claus Dieter Hoffmann; 58....               Member of the Board of Management of Robert Bosch
                                                GmbH since July 1998; Deputy Member of the Board of
                                                Management of Robert Bosch GmbH from July 1996 to
                                                July 1998; Executive Vice President, Corporate
                                                Purchasing Department, of Robert Bosch GmbH from
                                                January 1994 to June 1996.

Stephan Rojahn; 52................              Member of the Board of  Management  of Robert  Bosch
                                                GmbH since July 1999; Deputy Member of the Board of
                                                Management of Robert Bosch GmbH from April 1997 to
                                                July 1999; Executive Vice President of Bosch
                                                Telecom GmbH from February 1996 to March 1997;
                                                Executive Vice President of Blaupunkt-Werke GmbH
                                                from November 1994 to February 1996. Member of the
                                                Supervisory Board of Tele Atlas NV from July 2000
                                                to present.

Wolfgang Chur; 53................               Deputy Member of the Board of Management of Robert
                                                Bosch GmbH since July 1999; Chief Executive Officer
                                                of Blaupunkt-Werke GmbH from October 1997 to June
                                                1999; Executive Vice President of Robert Bosch GmbH
                                                from


                                                 9

                                                January 1996 to September 1997.

Robert S. Oswald; 59...............             Member of the Board of Management of Robert Bosch
                                                GmbH since July 1998; Deputy Member of the Board of
                                                Management of Robert Bosch GmbH from July 1996 to
                                                July 1998; Chief Executive Officer of Robert Bosch
                                                Corporation from January 1994 to present. Mr.
                                                Oswald is a U.S. citizen.

Franz Fehrenbach; 51...............             Deputy Member of the Board of Management of Robert
                                                Bosch GmbH since July 1999; Executive Vice
                                                President of Robert Bosch GmbH from January 1994 to
                                                June 1999.

Dr. Bernd Bohr; 44..................            Deputy Member of the Board of Management of Robert
                                                Bosch GmbH since July 1999; Executive Vice
                                                President of Robert Bosch GmbH from July 1996 to
                                                June 1999; Chief Financial Officer of Nippon ABS
                                                Ltd. from 1993 to June 1996.

Dr. Siegfried Dais; 52..............            Member of the Board of Management of Robert Bosch
                                                GmbH since July 2000; Deputy Member of the Board of
                                                Management of Robert Bosch GmbH from January 1998
                                                to July 2000; Executive Vice President of Bosch
                                                Telecom GmbH from July 1994 to December 1997.
                                                Chairman of the Supervisory Board of ZF Lenksysteme
                                                GmbH from July 2000 to present.

Dr. Rainer Hahn; 60..................           Member of the Board of Management of Robert Bosch
                                                GmbH since January 1995.

Gotthard Romberg; 57...............             Member of the Board of Management of Robert Bosch
                                                GmbH since July 1999; Deputy Member of the Board of
                                                Management of Robert Bosch GmbH from July 1996 to
                                                July 1999; Senior Executive, Robert Bosch GmbH,
                                                from May 1995 to June 1996. Member of the
                                                Supervisory Board of VB Autobatterie GmbH from July
                                                1996 to present (Deputy Chairman, March 1998 to
                                                present).


                                                10

2.   DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, title, present principal occupation and five year employment history of each director and executive officer of the Purchaser are set forth below. The business address of each director and executive officer is c/o Coudert Brothers, 1114 Avenue of the Americas, New York, NY 10036. All of the persons listed below are citizens of the United States.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME; AGE                                    MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
---------                                    --------------------------------------------------
Gary Saunders; 57...................         Director, President and Treasurer of the Purchaser
                                             since December 2000; Executive Vice President of
                                             Robert Bosch Corporation from 1991 to present.

Luke Baer; 50.......................         Director, Vice President and Secretary of the
                                             Purchaser since December 2000; Vice President, from
                                             1995 to present, and General Counsel and Secretary,
                                             from 1992 to present, of Robert Bosch Corporation.

Brian E. McGunigle; 53.............          Assistant Secretary of the Purchaser since December
                                             2000. Partner, Coudert Brothers (law firm), 1981 to
                                             present.

                                   SCHEDULE B

         During the past 60 days, Parent made the purchases of Shares listed below. All such transactions were effected on the NASDAQ National Market.

     Trade Date       Share Amount       Total Cost           Average Price

     25-Oct                 9,800               $106,505              $10.87
     26-Oct                14,200               $157,208              $11.07
     27-Oct                 1,100                $12,573              $11.43
     31-Oct                29,700               $359,150              $12.09
     1-Nov                 10,000               $121,000              $12.10
     2-Nov                 32,000               $383,389              $11.98
     3-Nov                 20,000               $235,750              $11.79
     6-Nov                  9,000               $108,712              $12.08
     7-Nov                 26,800               $322,873              $12.05
     8-Nov                 16,000               $196,219              $12.26
     9-Nov                 12,800               $157,280              $12.29
     10-Nov                16,500               $203,363              $12.33
                           ------               --------              ------

     Totals               197,900             $2,364,022              $11.95
                          =======             ==========              ======



                                       12